United States securities and exchange commission logo





                               December 19, 2022

       Maximiliano Ojeda
       Chief Executive Officer
       MGO Global Inc.
       1515 SE 17th Street, Suite 121/#460596
       Fort Lauderdale, Florida 33345

                                                        Re: MGO Global Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed December 7,
2022
                                                            File No. 333-268484

       Dear Maximiliano Ojeda:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 5, 2022 letter.

       Amendment No. 1 to Form S-1 filed December 7, 2022

       Alternate Prospectus Cover Page, page 1

   1. We note your response to prior comment 1. Please disclose whether your secondary offering is contingent
upon on final approval of your NASDAQ listing on your alternate prospectus cover page.
Please revise other disclosures in your alternate prospectus as appropriate. To the
extent you intend to proceed with your offering if your NASDAQ listing is denied,
revise your cover page to indicate that the offering is not contingent on
                                                        NASDAQ approval of your
listing application and that if the shares are not approved for listing, you may
experience difficulty selling your shares. Include risk factor disclosures to address the impact
on liquidity and the value of shares.
   2. You disclose that there is no public market for your common stock but that selling
 Maximiliano Ojeda
MGO Global Inc.
December 19, 2022
Page 2
         shareholders may offer the shares from time to time through public or private transactions at fixed prices, prevailing market prices, varying prices determined at the time of sale, or privately negotiated prices. Please note that an at-the-market resale offering under Rule
         415 is not available for registrants that do not have a public market. Please revise your prospectus to disclose that the selling shareholders will offer and sell their shares at a fixed price or within a bona fide price range until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX, or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions.

Risk Factors, page 30

3. Please include a risk factor related to your exclusive forum provision.
General

4. We note in your response to prior comment 2 that you plan to include Nasdaq listing
         approval as a condition to the underwriter   s obligations to purchase
the shares in the initial
         public offering. Please file your revised underwriting agreement with your next amendment.

       You may contact Mindy Hooker at 202-551-3732 or Melissa Gilmore at 202-551-3777 if
you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



FirstName LastNameMaximiliano Ojeda                             Sincerely,
Comapany NameMGO Global Inc.
                                                                Division of
Corporation Finance
December 19, 2022 Page 2                                        Office of
Manufacturing
FirstName LastName